

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 31, 2016

Sean Goodchild
Chief Executive Officer
Capital Art, Inc.
6445 South Tenaya Way, B-130
Las Vegas, Nevada 89113

   Re: **Capital Art, Inc.**
      Form 10-12G
      Filed February 10, 2015
      File No. 000-55370

Dear Mr. Goodchild:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Lisa M. Kohl for

            Mara L. Ransom
            Assistant Director
            Office of Consumer Products